UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           THE MIDDLETON DOLL COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

 Adjustable Rate Cumulative Preferred Stock, Series A, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    59669P201
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Richard Margolin
                               488 Berkeley Avenue
                         South Orange, New Jersey 07079
                                 (973) 275-5089
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 1, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         59669P201
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                       Richard Margolin
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                  Not
         (b)               Applicable
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  PF
--------------------------------------------------------------------------------
5.  Check if  Disclosure  of  Legal  Proceedings Is  Required Pursuant  to Items
    2(d) or 2(e):                 Not Applicable
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
    Number of                      7. Sole Voting Power:                  33,650
                                      ------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                     0
                                      ------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:             33,650
                                      ------------------------------------------
    Person With                   10. Shared Dispositive Power:                0
                                      ------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:  33,650
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):   4.9%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

Item 4.   Purpose of Transaction.
          ----------------------

Item 4 is hereby amended by adding the following after the third paragraph thereof:

          During Mr. Margolin's continued communications with management of the Company regarding Mr. Margolin's desire that the Company pursue appropriate measures to enhance shareholder value and improve investor relations, Mr. Margolin has met with management of the Company and representatives of the Company's board of directors, requested clarification on certain actions and failures to act with respect to management and/or the board of directors (or committees of the board of directors) of the Company and proposed certain steps that management may take. As of November 1, 2005, neither management nor the board of directors of the Company has provided Mr. Margolin with the requested clarification or responded to Mr. Margolin's proposal. In the absence of such clarification and response, Mr. Margolin may communicate with regulatory bodies governing the Company, which may relate to or result in one or more of the transactions required to be described in Item 4 of Schedule 13D. There can be no assurance that Mr. Margolin will take the actions described in the previous sentence.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, as of June 7, 2005, there were 674,191 Shares issued and outstanding. As of November 1, 2005, Mr. Margolin beneficially owned (and had the sole power to vote and dispose of) 33,650 Shares, or approximately 4.9% of the Shares deemed issued and outstanding as of that date.

          As of November 1, 2005, Mr. Margolin also beneficially owned (and had the sole power to vote and dispose of) 118,729 shares of the Company's common stock, or approximately 3.2% of the Company's common stock deemed issued and outstanding as of that date.

          The  following   table  details  the   transactions  by  Mr.  Margolin
(including  immediate family members of Mr. Margolin) in Shares during the sixty
(60) days on or prior to November 1, 2005:

       Date             Quantity          Price          Type of Transaction
       ----             --------          -----          -------------------

  October 31, 2005        1,000           $18.50           Open Market Sale
  November 1, 2005        1,300           $18.70           Open Market Sale

          Except for the transactions listed above, neither Mr. Margolin (including immediate family members of Mr. Margolin), any entity for which Mr. Margolin serves as investment advisor, nor any person or entity controlled by Mr. Margolin has traded Shares during the sixty (60) days on or prior to November 1, 2005.

          Mr. Margolin ceased to be the beneficial owner of more than five percent (5%) of the Shares deemed issued and outstanding on November 1, 2005.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             November 1, 2005


                                             /s/ Richard Margolin
                                             -----------------------------------
                                             Richard Margolin


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).